January 19, 2010

Via FAX AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall and Ms. Tracey L. McNeil

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated December 10, 2010, regarding
Uranerz Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 001-32974

Ladies and Gentlemen:

Uranerz Energy Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s most recent comments set forth in the December 10, 2010 letter in respect of the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission (“SEC”) on March 15, 2010 (the “Annual Report”) (File No. 001-31522), and in response to our letter of September 17, 2010 responding to the SEC’s letter of September 3, 2010. For your convenience, the staff’s comments in the December 10, 2010 letter are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our response to the December 10, 2010 letter is as follows:

Form 10-K for the fiscal year ended December 31, 2009

Exploration Completed by Uranerz, page 32

Staff Comment No. 1

1.      We note your response to comment number 3 in our letter dated September 3, 2010. Please provide a draft of the section containing your proposed changes.

USA OPERATIONS		CANADA OPERATIONS		NYSE Amex Exchange: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com

Uranerz’s Response:

The Company has provided the staff with a mark-up that shows proposed revisions to the section in question. When describing drilling programs and mineral estimates in its future filings, the Company will ensure that there are no references to measured, indicated or inferred resources and that its disclosure in respect of mineral estimates is compliant with the SEC’s Industry Guide 7.

In addition, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 10-K;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-689-1659.

Sincerely,
Uranerz Energy Corporation

/s/ Sandra MacKay
Sandra MacKay
Vice President, Legal and Corporate Secretary

USA OPERATIONS		CANADA OPERATIONS		NYSE Amex Exchange: URZ
P.O. Box 50850	T: 307 265 8900	Suite 1410	T: 604 689 1659	Toronto Stock Exchange: URZ
1701 East E Street	F: 307 265 8904	800 West Pender Street	F: 604 689 1722	Frankfurt Stock Exchange: U9E
Casper WY 82605-0850		Vancouver B.C. V6C 2V6		www.uranerz.com